June 2, 2006

Mr. Robert Littlepage

Accountant Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Whitney Information Network, Inc.

Item 4.02 Form 8-K

Filed May 19, 2006

File No. 000-27403

Dear Mr. Littlepage:

In response to your letter dated May 22, 2006, we are filing herewith Form 8-K/A and will respond to your comments in the same order and using the same paragraph numbers as contained in your letter to us.

1.               We revised the Date of Report to reflect the date that previously issued financial statements should no longer be relied upon.

2.               We referenced those financial statements that should no longer be relied upon.

3.               We added a statement that we will restate the statement of cash flows.

4.               We added the statement that the periods covered with respect to the restatement may include periods prior to 2003. Upon the implementation of the new revenue recognition policy, we may find it necessary to restate periods prior to 2003.

5.               In connection with the design and implementation of a new customer relations management system, which included a detailed review of our revenue recognition policies for all service and product offerings, we noticed the revenue recognition policy with respect to our teleconferencing offering did not comply with Financial Accounting Standard Board’s Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Accordingly, we will restate our 2003 through 2005 financial statements and related quarters to reflect the corrected policy. The following provides additional detail and the process we employed to develop the new policy:

1612 East Cape Coral Parkway • Cape Coral, FL 33904 • (239) 540-6522 • (239) 540-6545 fax

Background

In 2002, the Company began the sale of a product and service offering called “teleconferencing”. Upon review of the Company’s revenue recognition policies for all service and product offerings, the Company concluded the previous revenue recognition policy with respect to this offering needed to be modified in accordance with the FASB’s Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. In 2005, teleconferencing represented approximately 0.8% of the Company’s cash received from course and product sales.

Product and service offered

The teleconferencing offering consists of three separate different packages - 12, 24 and 36 months. While six and 18 month packages are available upon request, we actively market the 12, 24 and 36 month programs. Each package consists of a product offering and a service offering.

The product provided in the package differs based on the time period purchased. With respect to the packages that are less than two years, Russ Whitney’s Business Success Systems™, a set of operating manuals, is provided. With respect to a package two years or greater, Jay Abraham’s 35 CD set and book is included.

The service component of each package includes monthly teleconferencing calls with experts in real estate, including Russ Whitney. The student also receives a transcript of the teleconferencing event each month.

We have determined that this deliverable is an arrangement with multiple deliverables as contemplated under EITF Issue No. 00-21.

Separate unit of accounting determination

As required in EITF Issue No 00-21, in an arrangement with multiple deliverables, the delivered items should be considered a separate unit of accounting if all of the following criteria are met:

•                  The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

•                  There is objective and reliable evidence of the fair value of the undelivered item(s).

•                  If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

The Company feels the criteria detailed above have been met:

•                  The product and the service have value to the student on a standalone basis.

•                  The product can be and is sold separately.

•                  We feel there is objective and reliable evidence to determine the value of the product.

•                  Lastly, there are no general rights of return for the teleconferencing offering.

The Company will recognize as revenue the product portion of the deliverable at point of purchase, and amortize the service component over the life of the package. The product value was determined based on our best estimates of what comparable products are offered in the market on standalone basis. The product can be resold on a standalone basis.

Conclusion

We will restate prior year financial statements to reflect the new revenue recognition policy with respect to teleconferencing.

The Company acknowledges the following with respect to this amendment on Form 8-K:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in this filing.

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing.

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Please let me know if you have any questions.

Thank you for your consideration.

Very truly yours,

WHITNEY INFORMATION NETWORK, INC.

Alfred R. Novas

Chief Financial Officer